January 22, 2021

VIA EDGAR

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Perry J. Hindin, Special Counsel

Re:	China Distance Education Holdings Limited

Schedule 13E-3 filed on December 23, 2020

File No. 5-84127

Dear Mr. Hindin:

We are submitting this letter on behalf of China Distance Education Holdings Limited (the “Company”) in response to the letter dated January 12, 2021 (the “Comment Letter”) from the Office of Mergers and Acquisitions of the SEC’s Division of Corporation (the “Staff”) to the undersigned regarding the Schedule 13E-3 filed with the SEC on December 23, 2020, File No. 5-84127 (the “Schedule 13E-3”), with a preliminary proxy statement attached as Exhibit (a)-(1) thereto, by the Company and the other filing persons named therein (together with the Company, the “Filing Persons”). Concurrently with our submission of this letter, the Filing Persons are filing with the SEC an Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) with a revised preliminary proxy statement attached thereto as Exhibit (a)-(1) (the “Revised Proxy Statement”). This letter and Amendment No. 1 together reflect the Filing Persons’ response to the Staff’s comments included in the Comment Letter.

We have indicated in the paragraphs below the revisions that the Filing Persons have made to the Schedule 13E-3 in the Revised proxy Statement in response to the Staff’s comments.

The Filing Persons’ responses set forth below are numbered so as to correspond to the comment numbers in the Comment Letter, adjusting page references to the Revised Proxy Statement for convenience of reference.

Goulston & Storrs PC • Boston • DC • New York

400 Atlantic Avenue, Boston, Massachusetts 02110- (617) 482-1776 www.goulstonstorrs.com

Securities and Exchange Commission

January 22, 2021

Responses to Comment Letter

Schedule 13E-3 Exhibit (a)-(1) Preliminary Proxy Statement of the Company

Letter to Shareholders

Staff Comment:

1.

Refer to the last two sentences on page 1 of the letter to shareholders. The second to last sentence refers to “Jetlong” but the term does not appear to be defined. Please advise or revise. In the last sentence, please confirm whether Xiaoshu Chen is intended to refer to the defined term “Chen,” which includes Jetlong Investments Limited.

Response:

In response to the Staff’s comment, revised language has been included on page 1 of the letter to shareholders in the Revised Proxy Statement.

Staff Comment:

2.

The third paragraph on page 2 indicates that the Excluded Shares (other than the Dissenting Shares) will be cancelled for no consideration. Please revise in this location to make clear that pursuant to the Support Agreement, the Rollover Shares will be cancelled in exchange for a number of newly issued ordinary shares of Parent set forth in the Support Agreement prior to the Merger.

Response:

In response to the Staff’s comment, revised language has been included on page 3 of the letter to shareholders in the Revised Proxy Statement.

Special Factors, page 28

Staff Comment:

3.

Disclosure on page 31 indicates that “[o]n October 16, 2020, the Special Committee held a telephonic meeting with Duff & Phelps and Goulston & Storrs at which representatives of Duff & Phelps presented to the Special Committee Duff & Phelps’s preliminary financial analysis.” Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears that the above page includes a reference to a presentation made by Duff & Phelps during the Special Committee’s evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note that there does not appear to be any such written report dated October 16, 2020 currently filed as an exhibit. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Securities and Exchange Commission

January 22, 2021

Response:

In response to the Staff’s comment, revised language has been included on page 31 of the Revised Proxy Statement. Duff & Phelps did not provide any written materials to the Special Committee at or in connection with the October 16, 2020 telephonic meeting.

Reasons for the Merger and Recommendation of the Special Committee and the Company Board, page 34

Staff Comment:

4.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (ii), (iv) and of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. Please note that the factors described in clauses (ii) and (iv) do not appear to be sufficiently addressed in the second paragraph on page 38. In responding to this comment, consider the disclosure provided by the Buyer Group in the second bullet point on page [39] and the [fourth] paragraph on page 40.

Response:

In response to the Staff’s comment, disclosure has been added on pages 35 and 36 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 38

Staff Comment:

5.

Refer to the preceding comment. Please revise this section to either include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

Securities and Exchange Commission

January 22, 2021

Response:

In response to the Staff’s comment, disclosure has been added on page 40 of the Revised Proxy Statement.

Certain Financial Projections, page 42

Staff Comment:

6.

Refer to the material assumptions described on the bottom of page 42. So that shareholders can better appreciate the impact of the assumptions on the formulation of the projections, please expand the disclosure to address the following:

•	the meaning of “market acceptance” in the first bullet point;

•	in the second and third bullet points, quantify what is meant by the phrase “to be in line with management’s expectations;”

•	in the [fourth] bullet point, quantify the “increased” expenses and activities; and

•	in the [fifth] bullet point,

•	quantify the impact of the pandemic on the Company’s revenue so that shareholders can understand the continued effect on the Company’s revenue in the “near future;” and

•	specify, to the extent possible, the meaning of “near future” to make clear what years included in the projections are and are not impacted by the pandemic.

Response:

In response to the Staff’s comment, disclosure has been added on page 43 of the Revised Proxy Statement.

Fees and Expenses, page [57]

Staff Comment:

7.

Please revise this section to quantify any compensation received in the past two years, or to be received, by Duff & Phelps and its affiliates as a result of its relationship with the Company or its affiliates, including the Buyer Group. Refer to Item 9 of Schedule 13E-3, Item 1015(b)(4) of Regulation M-A and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 217.01.

Response:

In response to the Staff’s comment, disclosure has been added on page 57 of the Revised Proxy Statement.

Securities and Exchange Commission

January 22, 2021

Please feel free to contact me by phone on my mobile at (617) 797-7855 or by email at tbancroft@goulstonstorrs.com should you require additional information or have any questions regarding this letter or the transmitted materials.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Carol Yu

Annabelle Long

Zhi Wang

China Distance Educations Holdings Limited

Howard Zhang, Esq.

Davis Polk & Wardwell LLP